UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 61)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        July 2, 2004
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.


















CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)      PF
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization   United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          47,509,795*
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power         6,024,971*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     47,509,795**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power    6,024,971*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    53,534,766*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 78.48
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

-----------------------------------------------------------------

*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.













CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        6,024,971
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   6,024,971
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,024,971
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   8.83
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------









Item 1.   SECURITY AND ISSUER.

          This Amendment No. 61 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The purchases of Common Shares by Mr. Sumner M. Redstone have been made by using his personal funds as well as through margin and cash accounts at Bear Stearns.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 6,024,971 Common Shares, or approximately 8.83 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 47,509,795 Common Shares,or approximately 69.64 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 6,024,971 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 53,534,766 Common Shares, or approximately 78.48 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 60 filed with the SEC on
        June 25, 2004:
        All the following transactions were executed by Bear Stearns, New York, N.Y.

	DATE		        NO.SHARES      PRICE
	6/28/2004		17,200		12.80
	6/28/2004		10,800		12.75
	6/28/2004		10,500		12.00
	6/28/2004		8,000		12.87
	6/28/2004		7,500		12.56
	6/28/2004		7,000		12.54
	6/28/2004		5,000		12.01
	6/28/2004		4,500		12.20
	6/28/2004		4,500		12.76
	6/28/2004		4,000		12.10
	6/28/2004		4,000		12.52
	6/28/2004		3,500		12.22
	6/28/2004		3,500		12.59
	6/28/2004		3,000		12.36
	6/28/2004		3,000		12.53
	6/28/2004		2,500		12.03
	6/28/2004		2,500		12.15
	6/28/2004		2,000		12.08
	6/28/2004		2,000		12.11
	6/28/2004		2,000		12.35
	6/28/2004		2,000		12.42
	6/28/2004		2,000		12.51
	6/28/2004		2,000		12.55
	6/28/2004		2,000		12.68
	6/28/2004		2,000		12.69
	6/28/2004		1,500		12.43
	6/28/2004		1,500		12.60
	6/28/2004		1,500		12.70
	6/28/2004		1,500		12.71
	6/28/2004		1,500		12.72
	6/28/2004		1,000		12.09
	6/28/2004		1,000		12.12
	6/28/2004		1,000		12.19
	6/28/2004		1,000		12.23
	6/28/2004		1,000		12.24
	6/28/2004		1,000		12.25
	6/28/2004		1,000		12.27
	6/28/2004		1,000		12.45
	6/28/2004		1,000		12.57
	6/28/2004		1,000		12.62
	6/28/2004		1,000		12.66
	6/28/2004		1,000		12.67
	6/28/2004		500		12.21
	6/28/2004		500		12.38
	6/28/2004		500		12.44
	6/28/2004		500		12.46
	6/28/2004		500		12.49
	6/28/2004		500		12.50
	6/29/2004		19,500		12.19
	6/29/2004		15,500		12.18
	6/29/2004		13,500		12.24
	6/29/2004		10,000		12.30
	6/29/2004		9,000		12.23
	6/29/2004		7,200		12.26
	6/29/2004		7,100		12.12
	6/29/2004		6,800		12.22
	6/29/2004		6,100		12.11
	6/29/2004		6,000		12.33
	6/29/2004		5,600		12.21
	6/29/2004		5,000		12.16
	6/29/2004		5,000		12.32
	6/29/2004		4,700		12.25
	6/29/2004		4,500		12.29
	6/29/2004		4,000		12.17
	6/29/2004		4,000		12.27
	6/29/2004		3,300		12.10
	6/29/2004		3,300		12.37
	6/29/2004		3,000		12.13
	6/29/2004		3,000		12.20
	6/29/2004		2,500		12.34
	6/29/2004		2,000		11.97
	6/29/2004		2,000		12.15
	6/29/2004		2,000		12.28
	6/29/2004		1,700		12.38
	6/29/2004		1,500		12.36
	6/29/2004		1,100		12.31
	6/29/2004		1,000		12.00
	6/29/2004		500		12.05
	6/29/2004		500		12.07
	6/29/2004		500		12.35
	6/30/2004		21,000		12.27
	6/30/2004		12,600		12.06
	6/30/2004		12,300		12.12
	6/30/2004		10,900		12.11
	6/30/2004		9,500		12.09
	6/30/2004		7,800		12.08
	6/30/2004		7,600		12.03
	6/30/2004		7,600		12.15
	6/30/2004		7,400		12.16
	6/30/2004		7,000		12.18
	6/30/2004		6,800		12.14
	6/30/2004		6,500		12.24
	6/30/2004		5,500		12.13
	6/30/2004		5,400		12.02
	6/30/2004		4,500		11.90
	6/30/2004		4,500		12.10
	6/30/2004		3,000		12.00
	6/30/2004		3,000		12.22
	6/30/2004		3,000		11.64
	6/30/2004		2,900		12.05
	6/30/2004		2,700		12.07
	6/30/2004		2,000		11.57
	6/30/2004		2,000		11.61
	6/30/2004		2,000		11.65
	6/30/2004		2,000		11.98
	6/30/2004		2,000		12.01
	6/30/2004		1,800		12.20
	6/30/2004		1,500		12.04
	6/30/2004		1,500		12.17
	6/30/2004		1,500		12.19
	6/30/2004		1,200		12.25
	6/30/2004		1,000		11.63
	6/30/2004		1,000		11.80
	6/30/2004		1,000		11.94
	6/30/2004		1,000		12.28
	6/30/2004		500		11.99
	6/30/2004		500		12.21
	7/1/2004		25,000		11.52
	7/1/2004		9,000		10.88
	7/1/2004		8,400		10.68
	7/1/2004		8,000		11.62
	7/1/2004		6,000		10.71
	7/1/2004		6,000		10.91
	7/1/2004		5,500		10.70
	7/1/2004		5,500		11.60
	7/1/2004		5,400		11.34
	7/1/2004		5,300		10.82
	7/1/2004		5,000		10.63
	7/1/2004		5,000		10.72
	7/1/2004		4,500		10.94
	7/1/2004		4,500		11.33
	7/1/2004		4,200		10.75
	7/1/2004		4,000		10.78
	7/1/2004		3,100		11.61
	7/1/2004		3,000		10.76
	7/1/2004		3,000		11.29
	7/1/2004		2,900		11.65
	7/1/2004		2,800		10.74
	7/1/2004		2,500		11.31
	7/1/2004		2,200		10.81
	7/1/2004		2,000		10.99
	7/1/2004		2,000		11.64
	7/1/2004		1,600		10.62
	7/1/2004		1,500		10.79
	7/1/2004		1,500		10.84
	7/1/2004		1,500		10.93
	7/1/2004		1,100		11.27
	7/1/2004		1,000		10.83
	7/1/2004		1,000		10.86
	7/1/2004		1,000		11.32
	7/1/2004		500		10.69
	7/1/2004		500		10.77
	7/1/2004		500		10.85
	7/1/2004		500		11.20
	7/1/2004		500		11.35
	7/1/2004		500		11.39
	7/1/2004		500		11.51
	7/1/2004		500		11.55
	7/1/2004		500		11.57
	7/2/2004		25,900		10.89
	7/2/2004		25,400		10.92
	7/2/2004		22,900		10.94
	7/2/2004		22,000		10.95
	7/2/2004		21,500		10.93
	7/2/2004		21,100		10.85
	7/2/2004		19,400		10.88
	7/2/2004		17,000		11.04
	7/2/2004		14,600		10.87
	7/2/2004		14,300		10.86
	7/2/2004		13,000		10.80
	7/2/2004		12,500		10.84
	7/2/2004		12,000		10.97
	7/2/2004		10,700		10.91
	7/2/2004		10,500		10.90
	7/2/2004		7,400		10.83
	7/2/2004		4,200		10.81
	7/2/2004		4,000		10.96
	7/2/2004		3,300		10.82
	7/2/2004		2,500		10.79
	7/2/2004		2,000		10.98
	7/2/2004		1,000		10.78



Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.











                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.




July 6, 2004                       /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer



                         TABLE OF EXHIBITS
                         -----------------

EXHIBIT             DESCRIPTION
-------             -----------
   1                Joint Filing Agreement
























                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually